Filed by Exelis Inc.

Commission File No. 001-35228

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Exelis Inc.

Commission File No. 001-35228

The Acquisition of Exelis – An Overview

Executive Leadership Meeting

October 2, 2013

Dave Melcher

CEO & President

Exelis Inc. Proprietary and Confidential

News of the day

Harris

New Release

EXELIS

Harris Corporation to Acquire Exelis Inc. – Complements, Adding Scale and Strengthening Core Franchises

MELBOURNE, Florida and McLEAN, Va., February 6, 2015 — Harris Corporation (NYSE: HRS) and Exelis Inc. (NYSE: XLS) today announced a definitive agreement under which Harris will acquire Exelis in a cash and stock transaction valued at $23.75 per share, or approximately $4.75 billion enterprise value. The agreement has been unanimously approved by the Boards of Directors of both companies. The transaction is expected to close in June 2015 and is subject to customary closing conditions, including regulatory and Exelis shareholder approval.

. . . . .

Exelis Inc. Proprietary and Confidential 2

Harris Corporation Overview

• $5.0 billion in fiscal 2014 revenue

• Broad spectrum of technology-based advanced communication systems

• Long history of innovation

• Global reach in >125 countries

• 13,000 employees, including 6,000 engineers and scientists

RF Communications

• Secure military tactical radio Government Communications communications Systems

• Land mobile radio • Civil: high-reliability communications systems for communications networks and public safety and information processing and commercial applications distribution for air traffic management and weather forecasting

Integrated Network Solutions • National Intelligence: ISR

Government IT services solutions that task, collect, Managed satellite analyze and disseminate data; communications solutions serving antenna, electronics and payload operations in remote and harsh technology for the space market environments • Defense: SATCOM systems, Software development and avionics networking and data integrated solutions for growing links, and wireless complexity of healthcare IT communications systems

Exelis Inc. Proprietary and Confidential 3

Harris Corporation Overview

• $5.0 billion in fiscal 2014 revenue

• Broad spectrum of technology-based advanced communication systems

• Long history of innovation

• Global reach in >125 countries

• 13,000 employees, including 6,000 engineers and scientists

RF Communications

• Secure military tactical radio Government Communications communications Systems

• Land mobile radio • Civil: high-reliability communications systems for communications networks and public safety and information processing and commercial applications distribution for air traffic management and weather forecasting

Integrated Network Solutions • National Intelligence: ISR

Government IT services solutions that task, collect, Managed satellite analyze and disseminate data; communications solutions serving antenna, electronics and payload operations in remote and harsh technology for the space market environments • Defense: SATCOM systems, Software development and avionics networking and data integrated solutions for growing links, and wireless complexity of healthcare IT communications systems

Exelis Inc. Proprietary and Confidential 3

Announcement Day Schedule – Friday, February 6th

Activity Time Investor Communications

Harris’ earnings & deal press releases crosses wires 6:30am ET Joint investor conference call (Harris & Exelis CEOs in Melbourne, FL) 8:30am ET Exelis & Harris conduct calls to top investors/analysts 9:00am ET - until

Customer Communications

Distribute customer letter (with attached press release) & customer visits/calls 9:00am ET

Employee Communications

Exelis and Harris CEOs conduct pre-announcement executive conference calls

7:00am ET · Distribute press release, talking points, customer letters, Q&A, etc.

Send all-employee e-mail & internal/external websites go live 7:30am ET Exelis HQ Town Hall 3:00pm ET Exelis Division Town Halls 10:00am ET - until

Media Communications

Tier 1, trade & local media engagement (proactive & reactive) 6:30am ET - until

Vendor/Supplier Partner Communications

Distribute vendor/supplier partners letter & customer outreach 8:00am ET

Regulators/Elected Official/Industry Groups Communications

Distribute elected officials & regulators letter 8:30am ET

EXELIS

Post-Announcement Schedule

• Employees

• CEO Town Halls @ division HQs

• Feb. 12 (afternoon): Clifton

• Feb. 13 (morning): Rochester

• Feb. 17 (morning): Herndon

• Feb. 20 (morning/afternoon): Ft. Wayne / Roanoke

• Investors

• Continued phone/in-person engagement with shareholders/analysts

• Feb. 27: Exelis Q4 earnings/FY15 guidance announcement

• Mar. 3: J.P. Morgan Conference – CEO & CFO

• Mar. 9-10: Midwest Roadshow (Jefferies) – CEO, Rich Sorelle (ES)

• Mar. 24-25: Mid-Atlantic or Boston Roadshow (RBC) – CFO

• Customers/Partners/Suppliers

• Continued phone/in-person/correspondence engagement with key customers, partners and suppliers at all levels

Exelis must assist Harris in getting the word out about the merits of this deal

EXELIS

Exelis Inc. Proprietary and Confidential 5

Important Exelis Leadership Considerations

• Discuss the facts as they were announced – do not improvise or deviate from the messages that have been vetted and approved by our legal counsel.

• Do not speculate.

• There will likely be questions for which you do not have the answer. You should respond with: “Those details are being worked out, and the company will share further information as appropriate.”

• Do not offer your own opinion about the merits of the acquisition.

• Do not offer ANY information related to employee benefits beyond what was outlined in the Q&As that you received.

• Do encourage employees to remain focused on our business and driving Exelis toward another year of strong performance until the consummation of the transaction.

• Do reiterate to customers that the transition process will have no effect on how we do business and that it is business as usual at Exelis.

As Exelis executives, our language sets the tone from the top for the future

Questions?

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995

This communication contains “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private

Securities Litigation Reform Act of 1995, known as the PSLRA. These statements, as they relate to Exelis Inc. and Harris Corporation, the management of either such company or the proposed transaction between Exelis and Harris, involve risks and uncertainties that may cause results to differ materially from those set forth in the statements. These statements are based on current plans, estimates and projections, and therefore, you are cautioned not to place undue reliance on them. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. Exelis and Harris undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. Forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and future financial results, and other legal, regulatory and economic developments. We use words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance,” and similar expressions to identify these forward-looking statements that are intended to be covered by the safe harbor provisions of the PSLRA. Actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including: the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; restrictions imposed by outstanding indebtedness and indebtedness incurred in connection with the transactions; worldwide and regional economic, business, and political conditions; changes in customer demand and requirements; business cycles and other industry conditions; the timing of new services or facilities; ability to compete with others in the industries in which Exelis and Harris operate; effects of compliance with laws; fluctuations in the value of currencies in major areas where operations are located; matters relating to operating facilities; effect and costs of claims (known or unknown) relating to litigation and environmental remediation; ability to develop and further enhance technology and proprietary know-how; ability to attract and retain key personnel; escalation in the cost of providing employee health care; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the failure to obtain governmental approvals of the transaction on the proposed terms and schedule, and any conditions imposed on the combined company in connection with consummation of the merger; the failure to obtain approval of the merger by the shareholders of Exelis and the failure to satisfy various other conditions to the closing of the merger contemplated by the merger agreement; and the risks that are described from time to time in Exelis’s and Harris’s respective reports filed with the SEC, including Exelis’s annual report on Form 10-K for the year ended December 31, 2013 and quarterly reports on Form 10-Q for the quarters ended March 31, 2014, June 30, 2014 and September 30, 2014, and Harris’s annual report on Form 10-K for the year ended June 27, 2014 and quarterly report on Form 10-Q for the quarter ended September 26, 2014, in each case, as such reports may have been amended. This document speaks only as of its date, and Exelis and Harris each disclaims any duty to update the information herein.

Additional Information and Where to Find It

In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. EXELIS SHAREHOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final proxy statement/prospectus will be mailed to shareholders of Exelis. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from Harris at its web site, www.harris.com, or from Exelis at its web site, www.exelisinc.com, or 1650 Tysons Blvd. Suite 1700, McLean, VA 22102, attention: Corporate Secretary.

Participants In Solicitation

Exelis and Harris and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information concerning Exelis participants is set forth in the proxy statement, dated March 26, 2014, for the

Exelis 2014 annual meeting of shareholders as filed with the SEC on Schedule 14A. Information concerning Harris’s participants is set forth in the proxy statement, dated September 9, 2014, for Harris’s 2014 annual meeting of shareholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants of Exelis and Harris in the solicitation of proxies in respect of the proposed merger will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

EXELIS

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